03045229

SEGA CORPORATION

SEGA®

2-12, Haneda 1-chome, Ohta-ku, Tokyo 144-8531, Japan

phone: +81-3-5736-7111 facsimile: +81-3-5736-7117

File No. 82-3439

December 11, 2003

U.S. Securities and Exchange Commission
Office of International Corporate Finance
Stop 3-6
450 Fifth Street, N.W.
Washington DC 20549

SUPPL

DEC 11 2003

Re: SEGA CORPORATION
Rule 12g-2(b) Exemption No. 82-3439

Dear Sirs:

On behalf of SEGA CORPORATION ("SEGA"), enclosed are the following documents required to be furnished to the U.S. Securities and Exchange Commission pursuant to the Rule 12g3-2(b)(1)(iii):

- Notice of Resolution on Holding of Extraordinary Meeting of Shareholders

If you have any question about the enclosed material, please contact Shoichi Yamazaki, Officer of the Company. Phone: +81-3-5736-7072

PROCESSED
DEC 22 2003
THOMSON FINANCIAL

Sincerely yours,

S. Yamazaki

Shoichi Yamazaki
Officer
President Office
SEGA CORPORATION

12/18

December 11, 2003
SEGA CORPORATION
Hisao Oguchi,
President and Representative Director
TSE Code: 7964
Inquire: Shoichi Yamazaki, Officer
President Office

Notice of Resolution on Holding of Extraordinary Meeting of Shareholders

At the Directors' meeting held in December 11, 2003, the Company resolved the holding of extraordinary meeting. Details are as follows.

1. Date of the Meeting: February 17, 2004

2. Place of the Meeting: Shinagawa Prince Hotel, Executive Tower 5th Floor
   10-30 Takanawa 4-chome, Minato-ku, Tokyo

3. Matter to be Resolved
   Item: Election of two directors

4. Nominees of the Election
   Hajime Satomi (President and representative director of Sammy Corporation)
   Yoshiharu Suzuki (Managing Director of Sammy Corporation)

Mr. Osamu Satomi, President and representative director of Sammy Corporation, held the position of Executive Advisor of the Company in December 11, 2003.

End